Exhibit 99.1

Hydro One seeks approval from the Ontario Energy Board to build the Orléans Area Reinforcement Project

This investment will support economic growth in the Ottawa area

TORONTO, May 29, 2026 – Today, Hydro One Networks Inc. (Hydro One) announced it has filed a leave-to-construct application with the Ontario Energy Board (OEB) to seek approval to build the Orléans Area Reinforcement Project.

The Orléans Area Reinforcement Project includes the construction of a new 11-kilometre 115-kilovolt (kV) transmission line within an existing transmission corridor between Hawthorne Transformer Station (TS) and Orléans TS, located in the Greater Ottawa Area. The project also includes converting an existing 115-kV transmission line between the two stations to 230-kV. The approximately $100 million investment in the region is expected to bolster capacity, improve the system’s regional transfer capability and strengthen reliability. The project is expected to be in service by 2029.

“Ontario’s electricity demand is increasing, and we must continue to invest in the system to meet this demand and support growth,” said Ryan Docherty, Executive Vice President, Capital Portfolio Delivery, Hydro One. “This project will support a reliable supply of power to Canada’s capital, strengthen reliability and create a stronger and more secure system to meet the needs of the region and province.”

Filing a leave-to-construct application under Section 92 of the Ontario Energy Board Act, 1998 is required for electricity transmitters in Ontario to obtain approval from the OEB to construct, expand or reinforce the transmission system. The application includes details on the project’s route, design, timing and cost.

For information, visit the Orléans Area Reinforcement Project webpage.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.

Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com/, www.sedarplus.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions and further information about its business.

Forward-looking statements and information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.